UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act Of 1934

(Amendment No.     )1

Barrier Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06850R108 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06850R108	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,967,671 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,967,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 06850R108	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures V Interfund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,967,671 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,967,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 06850R108	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures V Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,967,671 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,967,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 06850R108	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,967,671 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,967,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1	(a)	Name of Issuer:

Barrier Therapeutics, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

600 College Road East Suite 3200 Princeton, NJ 08540

Item 2	(a)	Name of Person Filing:

(1) TL Ventures V L.P. (2) TL Ventures V Interfund L.P. (3) TL Ventures V Management L.P. (4) TL Ventures V LLC

Item 2	(b)	Address of Principal Business Offices:

(1),(2),(3),(4): 700 Building 435 Devon Park Drive Wayne, PA 19087-1990

Item 2	(c)	Citizenship:

(1),(2),(3): Delaware limited partnership (4): Delaware limited liability company

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

06850R108

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,967,671

(b) Percent of class: 9% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,967,671

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,967,671

(iv) Shared power to dispose or to direct the disposition of: -0-

(1) Calculated on the basis of 21,848,014 shares of Common Stock outstanding on November 1, 2004, according to the Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2004.

TL Ventures V L.P. (“TL V”) and TL Ventures V Interfund L.P. (“TL V Interfund”) are venture capital funds, which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL V is the record holder of 1,934,217 shares and TL V Interfund is the record holder of 33,454 shares. TL Ventures V LLC is the manager of TL Ventures V Management L.P., the sole general partner of TL V, and TL Ventures V LLC is the sole general partner of TL V Interfund. As such, TL Ventures V LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL V and TL V Interfund, which powers, other than investments, are exercised through its five-member board of managers, by majority vote. Investment decisions require a majority vote of the members of TL Ventures V LLC.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

See “Exhibit A” attached hereto.

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004	TL VENTURES V L.P.
	By:	TL Ventures V Management L.P.,
its general partner
	By:	TL Ventures V LLC,
its manager

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES V INTERFUND L.P.
	By:	TL Ventures V LLC,
its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES V LLC

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES V MANAGEMENT L.P.
	By:	TL Ventures V LLC,
its manager

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

EXHIBIT A

TL Ventures V L.P., TL Ventures V Interfund L.P., TL Ventures V Management L.P., and TL Ventures V LLC are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.